               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 7)*


                          AIRGAS, INC.
         ______________________________________________
                        (Name of Issuer)

                          COMMON STOCK
          _____________________________________________
                 (Title of Class of Securities)

                           009363 10 2
                   __________________________
                         (CUSIP Number)

                        December 31, 2003
     _______________________________________________________
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [ ]     Rule 13d-1(b)
                    [X]     Rule 13d-1(c)
                    [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 6 pages

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CUSIP No.  009363 10 2        13G                 Page 2 of 6 pages
           ___________                                 __   __
______________________________________________________________________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bonnie F. McCausland
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                             (b) [X]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
______________________________________________________________________________
                   5.  SOLE VOTING POWER

                       1,500

                       _______________________________________________________
 NUMBER OF         6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY           10,225,937
  OWNED BY
   EACH                _______________________________________________________
 REPORTING         7.  SOLE DISPOSITIVE POWER
  PERSON
  WITH                 1,500

                       _______________________________________________________
                   8.  SHARED DISPOSITIVE POWER

                       10,225,937
______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,227,437
______________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    [ ]
______________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    13.9%
______________________________________________________________________________
12. TYPE OF REPORTING PERSON*

    IN
______________________________________________________________________________

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CUSIP No.  009363 10 2        13G                 Page 3 of 6 pages
           ___________                                 __   __
______________________________________________________________________________

Item 1(a) Name of Issuer
          ______________

          Airgas, Inc.


          Item 1(b) Address of Issuer's Principal Executive Offices
          _________________________________________________________

          Airgas, Inc.
          Radnor Court
          259 North Radnor-Chester Road, Suite 100
          Radnor, Pennsylvania 19087-5283


Item 2(a) Name of Person Filing
          _____________________

          Bonnie F. McCausland


Item 2(b) Address of Principal Business Office, or, if none,Residence
          ___________________________________________________________

          1113 Brynlawn Road
          Villanova, Pennsylvania 19085


Item 2(c) Citizenship
          ___________

          United States


Item 2(d) Title of Class of Securities
          ____________________________

          Common Stock , par value $.01 per share

Item 2(e) CUSIP Number
          ____________

          009363 10 2


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CUSIP No.  009363 10 2        13G                 Page 4 of 6 pages
           ___________                                 __   __
______________________________________________________________________________

Item 3   If This Statement is Filed Pursuant to Rule 13d-1(b), or
         13d-2(b) or (c), Check Whether the Person Filing is a:

       (a)     __   Broker or dealer registered under Section 15 of
                    the Exchange Act;

       (b)     __   Bank as defined in Section 3(a)(6) of
                    the Exchange Act;

       (c)     __   Insurance company as defined in Section 3(a)(19) of
                    the Exchange Act;

       (d)     __   Investment company registered under Section 8 of
                    the Investment Company Act;

       (e)     __   An investment adviser in accordance with
                    Rule 13d-1(b)(1)(ii)(E);

       (f)     __   An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);

       (g)     __   A parent holding company or control person in accordance
                    with Rule 13d-1(b)(1)(ii)(G);

       (h)     __   A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

       (i)     __   A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment Company Act;

       (j)     __   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4   Ownership
         _________

         (a) and (b) Bonnie F. McCausland beneficially owned an aggregate of 10,227,437 shares of the issuer's Common Stock, or approximately 13.9% of the shares outstanding, as of December 31, 2003, of which 398,264 shares were issuable upon exercise of stock options.

         (c) Bonnie F. McCausland had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 1,500 shares of the issuer's Common Stock. Mrs. McCausland had shared power to vote or to direct the vote, and/or shared power to dispose or to direct the disposition of, 10,225,937 shares of the Common Stock, which included 398,264 shares issuable upon exercise of stock options held by a trust for Mrs. McCausland's children of which Mrs. McCausland is a co-trustee, and 4,079 shares held by a charitable foundation (the "Foundation") of which Mrs. McCausland is an officer and director.

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CUSIP No.  009363 10 2        13G                 Page 5 of 6 pages
           ___________                                 __   __
______________________________________________________________________________

Item 5   Ownership of Five Percent or Less of a Class
         ____________________________________________

         Not applicable

Item 6   Ownership of More than Five Percent on Behalf of Another Person
         _______________________________________________________________

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are the subject of this Schedule 13G, except that, with respect to 10,221,858 shares, members of Mrs. McCausland's family share with Mrs. McCausland the right, and, with respect to 4,079 shares, the Foundation has the exclusive right, to receive the dividends from and the proceeds of sale as to such shares.

Item 7   Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on
         By the Parent Holding Company
         _____________________________________________________

         Not Applicable

Item 8   Identification and Classification of Members of the Group
         _________________________________________________________

         Not Applicable

Item 9   Notice of Dissolution of Group
         ______________________________

         Not Applicable

Item 10  Certification
         _____________

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  009363 10 2        13G                 Page 6 of 6 pages
           ___________                                 __   __
______________________________________________________________________________


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 2004
__________________________________
Date

/s/Bonnie F. McCausland
__________________________________
Signature


Bonnie F. McCausland
__________________________________
Name